Exhibit 5.2

[Letterhead of Barley Snyder]

October 29, 2020

Fulton Financial Corporation

One Penn Square

P.O. Box 4887

Lancaster, PA 17602

Ladies and Gentlemen:

We have acted as Pennsylvania counsel to Fulton Financial Corporation (the “Company”), a Pennsylvania corporation, in connection with the issuance and sale on October 29, 2020 of 8,000,000 depositary shares (the “Depositary Shares”), with each such share representing a 1/40th interest in a share of the Company’s Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Shares”), pursuant to a Registration Statement on Form S-3ASR (Registration No. 333-249588) (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and a prospectus supplement, dated as of October 22, 2020, to the base prospectus included on the Registration Statement, dated as of October 21, 2020 (together, the “Prospectus”), and pursuant to an underwriting agreement dated as of October 22, 2020 (the “Underwriting Agreement”), between the Company and Keefe, Bruyette & Woods, Inc., BofA Securities, Inc., Morgan Stanley & Co. LLC, Piper Sandler & Co., and Wells Fargo Securities, LLC, as representatives of the several underwriters named in Schedule I therein, and the Deposit Agreement, dated as of October 29, 2020 (the “Deposit Agreement”), among the Company, Equiniti Trust Company, as depositary (the “Depositary”), and the holders from time to time of the depositary receipts described therein.

We have examined such documents, records, and instruments as we have deemed necessary or appropriate for the purposes of this opinion.

Based on the foregoing, we are of the opinion that (i) the Preferred Shares represented by the Depositary Shares have been duly authorized and, when issued and deposited by the Company with the Depositary in accordance with the terms of the Deposit Agreement and paid for in accordance with the terms of the Underwriting Agreement, will be duly and validly issued, fully paid and nonassessable, and (ii) the Depositary Shares have been duly authorized and, when issued and delivered by the Company against delivery of the Preferred Shares pursuant to the Deposit Agreement will be validly issued.

In rendering the foregoing opinions, we have assumed (a) the accuracy and truthfulness of all public records of the Company and of all certifications, documents and other proceedings examined by us that have been produced by officials of the Company acting within the scope of their official capacities, without verifying the accuracy or truthfulness of such representations, and (b) the genuineness of such signatures appearing upon such public records, certifications, documents and proceedings. We express no opinion as to the laws of any jurisdiction other than the Commonwealth of Pennsylvania, and the federal laws of the United States of America. We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K of the Company filed with the Commission and thereby incorporated by reference into the Registration Statement and to the references to us under the heading “Validity of Securities” in the Prospectus Supplement relating to the Preferred Shares and the Depositary Shares. In giving such consent, we do not thereby imply or assert that we are “experts” within the meaning of the Securities Act, or other rules and regulations of the Securities and Exchange Commission issued thereunder with respect to any part of the Registration Statement, including this Exhibit.

Very truly yours,

BARLEY SNYDER LLP

By:	/s/ Paul G. Mattaini
Paul G. Mattaini